                            CLASS B DISTRIBUTION PLAN
                    [Contingent Deferred Sales Charge Class]

                                 HIGHMARK FUNDS

         WHEREAS, HIGHMARK FUNDS (the "Trust") is engaged in business as an open-end investment company registered under the Investment Company Act of 1940, as amended ("1940 Act"); and

         WHEREAS, the Trustees of the Trust have determined that there is a reasonable likelihood that the following Distribution Plan will benefit the Trust and the owners of Class B shares of beneficial interest ("Shareholders") in the Trust;

         NOW, THEREFORE, the Trustees of the Trust hereby adopt this Distribution Plan pursuant to Rule l2b-l under the 1940 Act.

         SECTION 1. The Trust has adopted this Class B Distribution Plan ("Plan") to enable the Trust to directly or indirectly bear expenses relating to the distribution and sale of Class B shares (collectively, "Shares") of the portfolios of the Trust, as now in existence or hereinafter created from time to time (each a "Portfolio").

         SECTION 2. The Shares of each Portfolio are authorized to pay the principal underwriter of the Shares (the "Distributor") a total fee in connection with distribution-related services provided in respect of such class, calculated and payable monthly, at the annual rate of .75% of the value of the average daily net assets of such class. The distribution-related services for which the Distributor is entitled to receive fees hereunder shall be deemed to have been completed at the time of the initial purchase of Shares taken into account in computing the fees. The Distributor shall be paid fees in accordance with this Section 2 on Shares sold while the Distributor was the principal underwriter of Shares regardless of the Distributor's termination as principal underwriter of the Shares, including by way of the Fund's termination of the applicable distribution agreement, except that, in the event of a complete termination of this Plan, no fee shall be payable after the effective date of such termination, even with respect to Shares sold before such effective date.

         SECTION 3.

                  (a) The fee paid pursuant to Section 2 may be used by the Distributor to provide initial and ongoing sales compensation to its investment executives and to other broker-dealers in respect of sales of Shares of the applicable Portfolios and to pay for other advertising and promotional expenses in connection with the distribution of the Shares. These advertising and promotional expenses include, by way of example but not by way of limitation, costs of printing and mailing prospectuses, statements of additional information and shareholder reports to prospective investors; preparation and distribution of sales literature; advertising of any type; an allocation of overhead and other expenses of the Distributor related to the distribution of the Shares; and payments to, and expenses of, officers, employees or representatives of the Distributor, of other broker-dealers, banks or other financial institutions, and of any other persons who provide support services in connection with the distribution of the Shares, including travel, entertainment, and telephone expenses.

                  (b) Payments under the Plan are not tied exclusively to the expenses for distribution related activities actually incurred by the Distributor, so that such payments may exceed expenses actually incurred by the Distributor. The Trust's Board of Trustees will evaluate the appropriateness of the Plan and its payment terms on a continuing basis and in doing so will consider all relevant factors, including expenses borne by the Distributor and amounts it receives under the Plan.

                  (c) The Trust's investment adviser and the Distributor may, at their option and in their sole discretion, make payments from their own resources to cover costs of additional distribution.

                  (d)      A Portfolio's obligation to pay fees pursuant to
                           Section 2 to the Distributor shall be absolute and unconditional and shall not be subject to any dispute, offset, counterclaim or defense whatsoever.

         SECTION 4. This Plan shall not take effect with respect to a Portfolio until it has been approved (a) by a vote of at least a majority of the outstanding voting securities of the Class B shares of such Portfolio; and (b) together with any related agreements, by votes of the majority of both (i) the Trustees of the Trust and (ii) the Qualified Trustees, cast in person at a Board of Trustees meeting called for the purpose of voting on this Plan or such agreement.

         SECTION 5. This Plan shall continue in effect for a period of more than one year after it takes effect only for so long as such continuance is specifically approved at least annually in the manner provided in Part (b) of
Section 4 herein for the approval of this Plan.

         SECTION 6. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

         SECTION 7. This Plan may be terminated at any time with respect to any Portfolio by the vote of a majority of the Qualified Trustees or by vote of a majority of the Portfolio's outstanding Class B shares.

         SECTION 8. All agreements with any person relating to implementation of this Plan shall be in writing, and any agreement related to this Plan shall provide (a) that such agreement may be terminated at any time with respect to any Portfolio, without payment of any penalty, by the vote of a majority of the Qualified Trustees or by the vote of shareholders holding a majority of the Portfolio's outstanding Class B shares, on not more than 60 days written notice to any other party to the agreement; and (b) that such agreement shall terminate automatically in the event of its assignment.

         SECTION 9. This Plan may not be amended to increase materially the amount of distribution expenses permitted pursuant to Section 2 hereof without the approval of shareholders holding a majority of the outstanding Class B shares of the applicable Portfolio, and all material amendments to this Plan shall be approved in the manner provided in Part (b) of Section 4 herein for the approval of this Plan.

         SECTION 10. As used in this Plan, (a) the term "Qualified Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment" and "interested person" shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

         SECTION 11. While this Plan is in effect, the selection and nomination of those Trustees who are not interested persons of the Trust within the meaning of Section 2(a) (19) of the 1940 Act shall be committed to the discretion of the Trustees then in office who are not interested persons of the Trust.

         SECTION 12. This Plan shall not obligate the Trust or any other party to enter into an agreement with any particular person.

Adopted June 18, 1997.
As reapproved January 30, 1998
As reapproved December 8, 1999
As reapproved June 18, 2003